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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2006

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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           FUTUREMEDIA COMPANY AWARDED LEARNING CONTRACT WITH PEUGEOT

           - Selected as E-learning Delivery Partner for Three Years -

    BRIGHTON, England, June 14 /PRNewswire-FirstCall/ -- ebc Limited, a member of the Futuremedia group of companies (Nasdaq: FMDAY), today announced it has been selected as the exclusive e-learning delivery partner for Peugeot UK Network Training which has responsibility for all training provision to the UK Peugeot franchised dealer network.

    The decision was reached following an extensive selection process, during which ebc demonstrated its experience within the automotive industry and its proven production approach. Under the agreement, ebc will create online training courses for Peugeot Network Training for the next three years.

    Commenting on the contract, Gareth Foden, Director - Network Training at Peugeot Motor Company plc, said, "Working closely with our training partners is a key aspect of delivering successful training programs to our customers. ebc's ability to identify clients' needs, combined with its excellent track record within the automotive industry makes them the perfect partner to deliver the next stage of our e-learning courses."

    Graham Mackie, Chief Executive Officer of ebc Limited, said, "We are pleased that Peugeot has indicated its trust and confidence in our approach, and we look forward to delivering successful, innovative programs for Peugeot in the coming years."

    About Futuremedia:

    The Futuremedia group of companies is comprised of Futuremedia plc, Open Training, ebc Limited and Button plc. Futuremedia is a learning communications company providing learning, benefits and communications services to public and private sector organizations. Backed by two decades of experience, the company's content and services offerings include learning consultancy, learning management systems, custom made learning programs and an extensive library of published courseware titles. Futuremedia is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button has 35 years of experience in providing brand communications services to large international organizations. For more information, visit www.futuremedia.co.uk.

    About ebc:

    ebc is a leading UK learning company, providing bespoke, flexible and cost-effective e-learning and blended learning solutions. Founded in 1992, ebc's e-learning programs communicate complex and detailed information to staff across a range of organizations, blending state-of-the-art media and learning technology with traditional tools. For more information, visit www.ebc.co.uk.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefit from the Peugeot contract, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts such as the Peugeot contract (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), risks associated with acquisitions such as the recent ebc acquisition (including the risk that such acquisitions may not deliver the benefits

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expected by management and risks associated with integration of acquisitions generally); the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia
    -0-                             06/14/2006
    /CONTACT: US - Mike Smargiassi or Ashley Zandy, Brainerd Communicators, Inc., +1-212-986 6667, ir@futuremedia.co.uk; or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com /
    /Web site:  http://www.futuremedia.co.uk
                http://www.ebc.co.uk /
    (FMDAY)

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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            FUTUREMEDIA PLC,
                                            an English public limited company


                                            By:  /s/ Leonard Fertig
                                                 -------------------------------
                                                 Leonard Fertig
                                                 Chief Executive Officer

Date: June 14, 2006

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